Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:	Westcore Trust (the “Registrant”)
	1933 Act File No.	002-75677
	1940 Act File No.	811-03373
	CIK No.	0000357204
N-1A Post-Effective Amendment filed on September 30, 2014

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Westcore Trust hereby requests withdrawal of Post-Effective Amendment No. 85 (“PEA 85”) to the registration statement on Form N-1A (Registration File No. 002-75677).

PEA 85 was initially filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2014 to register the shares of a new series, Westcore National Municipal Bond Fund.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to PEA 85.  The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

If you have any questions or if we may be of further assistance, please do not hesitate to call the undersigned at (720) 917-0864.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary